Exhibit 99.1

FOR IMMEDIATE RELEASE

Versus Systems Announces Pricing of $2.1 Million Public Offering

LOS ANGELES, December 7, 2022 -- Versus Systems Inc. (“Versus” or the “Company”) (NASDAQ: VS) today announced the pricing of its public offering of 2,100,000 units for gross proceeds of approximately $2.1 million, before deducting placement agent fees and other offering expenses payable by Versus. Each unit consists (i) of either (a) one common share or (b) one pre-funded warrant to purchase one common share and (ii) two warrants to purchase one common share each, at a public offering price of $1.00 per unit. The warrants will have an exercise price of $1.10 per share, are exercisable immediately upon issuance, and will expire five years following the date of issuance. All of the shares, pre-funded warrants and warrants included in this offering are being sold by Versus. The offering is expected to close on December 9, 2022, subject to customary closing conditions.

The Company intends to use the net proceeds from the offering for working capital and general corporate purposes, including marketing and sales expenses, the costs and expenses of our continuing development of our engagement and rewards platform and salaries and wages.

Roth Capital Partners is acting as the exclusive placement agent for this offering.

The securities described above are being offered pursuant to a registration statement on Form F-1 (File No. 333-267896), as amended, that was declared effective by the U.S. Securities and Exchange Commission (“SEC”), on December 6, 2022. This offering is being made only by means of a prospectus. Copies of the final prospectus relating to this offering may be obtained, when available, at the SEC’s website at www.sec.gov or by contacting Roth Capital Partners, LLC, 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660 or by email at rothecm@roth.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Versus Systems

Versus Systems Inc. is an engagement and rewards company that makes live events, games, shows, and apps more fun to watch and play. Versus adds interactive games, polling, trivia, predictive elements, and other win conditions to existing entertainment - whether in-venue or online - making the content more contextual, personal, and rewarding. Versus works with world class sports teams, leagues, venues, entertainment companies, and other content creators to make engaging, rewarding experiences for fans all over the world. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Jackie Keshner

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. Such forward-looking statements include, among others, statements regarding the Company’s anticipated closing of the public offering and anticipated use of proceeds therefrom. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include risks and uncertainties related to market and other conditions, the satisfaction of customary closing conditions related to the proposed public offering, the impact of general economic, industry or political conditions in the United States or internationally and other risks described under the heading “Risk Factors” in our filings with the Securities and Exchange Commission and the Canadian securities regulators, which can be obtained from either at www.sec.gov or www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The forward-looking statements contained in this news release are made as of the date of this news release and the Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.